UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549




                                           FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.




  Commission File Number: 333-133985-12


  Structured Asset Securities Corporation, as depositor for
  Lehman Mortgage Trust
  Mortgage Pass-Through Certificates,
  Series 2006-6
  (Exact name of Registrant as specified in its charter)


     745 Seventh Avenue, 7th Floor,
     New York, NY 10019 (212) 526-7000

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

    Lehman Mortgage Trust 2006-6
   (Title of each class of securities covered by this Form)



  1-A1
  1-A2
  1-A3
  1-A4
  1-A5
  2-A1
  2-A2
  2-A3
  2-A4
  2-A5
  2-A6
  3-A1
  3-A2
  3-A3
  3-A4
  3-A5
  3-A6
  3-A7
  3-A8
  3-A9
  4-A1
  4-A2
  4-A3
  4-A4
  4-A5
  4-A6
  4-A7
  4-A8
  4-A9
  4-A10
  4-A11
  4-A12
  4-A13
  4-A14
  4-A15
  4-A16
  4-A17
  5-A1
  5-A2
  5-A3
  5-A4
  1B1
  1B2
  1B3
  2B1
  2B2
  2B3
  AP
  AX1
  AX2
  R

  (Title of each class of securities covered by this Form)

    None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



    Rule 12g-4(a)(1)(i)            / /

    Rule 12g-4(a)(1)(ii)           / /

    Rule 12g-4(a)(2)(i)            / /

    Rule 12g-4(a)(2)(ii)           / /

    Rule 12h-3(b)(1)(i)            / /

    Rule 12h-3(b)(1)(ii)           / /

    Rule 12h-3(b)(2)(i)            / /

    Rule 12h-3(b)(2)(ii)           / /

    Rule 15d-6                     /X/


  Approximate number of holders of record as of the certification or notice date:
                Less than 300 Holders



  Pursuant to the requirements of the Securities Exchange Act of 1934,

  Structured Asset Securities Corporation

  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: January 24, 2007
  By: /s/ Michael Hitzmann
  Michael Hitzmann, Senior Vice President




  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.